DB

19005411

SEC Mail Processing

FEB 11 2019

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020.
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65804

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/012018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Dove Street
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton 626-356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 11 2019

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GA

RMS

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of February 7, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELMER SALVADOR
Notary Public - California
Orange County
Commission # 2247178
My Comm. Expires Jun 22, 2022

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 7th day of February, 2019 by Moeez Ansari proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Elmer Salvador

COMPAK SECURITIES, INC.

Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Compak Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 5, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2018

ASSETS

Cash	$27,950
Commissions receivable	10,898
Receivable from related party	6,413
Prepaid and other assets	8,004
Total assets	$53,265

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$6,769
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized; 100 shares issued and outstanding	20,000
Retained earnings	26,496
	46,496
Total liabilities and stockholders' equity	$53,265

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Operations

Year Ended December 31, 2018

Revenues	
Commissions	$55,726
Total revenues	55,726
Expenses	
Commissions	19,630
Compensation	24,400
Outside services	26,154
Insurance	25,779
Rent	12,000
Licenses and registrations	8,829
Total expenses	116,792
Loss before income taxes	(61,066)
Income tax provision	-
Net loss	$(61,066)

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2018

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	100	$20,000	$87,562	$107,562
Distributions	-	-	-	-
Net income	-	-	(61,066)	(61,066)
Balance, end of year	100	$20,000	$26,496	$46,496

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2018

Cash flows from operating activities	
Net loss	$(61,066)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	2,103
Loan receivable	65,000
Prepaid expenses	119
(Decrease) increase in:	
Accounts payable and accrued liabilities	869
Total adjustments	68,091
Net cash provided by operating activities	7,025
Cash flows from financing activities	-0-
Net increase in cash	7,025
Cash	
Beginning of year	20,925
End of year	$27,950
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Investments. Investments are stated at market value, based on quoted market prices.

Revenue Recognition. The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including mutual fund retailer, selling variable life insurance or annuities.

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2018 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2018.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, the Company paid approximately $27,000 to Compak Asset Management for the leasing of employees and facilities.

The Company has a non-interest bearing loan receivable of $6,413, due on demand.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

3. **NET CAPITAL REQUIREMENTS (CONTINUED)**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2018 was 0.28 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2018, the Company had net capital of $24,451 which was $19,451 in excess of the amount required by the SEC.

4. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

The Company relies on Section k(2)(i) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

5. **INCOME TAXES**

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status; therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California recognizes Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The Company used income tax carry forwards, that were not reflected in the financial statements to apply the minimum franchise tax of $800 for the year ended December 31, 2018. The Company has remaining prepaid income taxes of $2,295 reflected in other assets on the statement of financial condition.

6. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events from the statement of financial condition date through the date at which the financial statements were available to be issued, and determined there were no events which took place that would have a material impact on its financial statements.

7. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

The Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require these provisions to be reflected in the financial statements for the year ending December 31, 2018. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and in all cases implementation would not have a material impact on the financial comments taken as a whole.

7. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606, supersedes nearly as existing revenue recognition guidance under GAAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018.

ASC Topic 606 had no material impact on the Company's financial statements.

COMPAK SECURITIES, INC.

Schedule I
Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1

December 31, 2018

Computation of net capital		
Common stock	$ 20,000	
Retained earnings	26,496	
Total stockholders' equity		$ 46,496
Less: Non-allowable assets		
Other receivable	(6,413)	
Prepaid expense	(8,004)	
Receivables, non allowable	(7,628)	
Total non-allowable assets		(22,045)
Net capital before haircuts		24,451
Net Capital		24,451
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 451	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 19,451
Aggregate indebtedness		$ 6,769
Ratio of aggregate indebtedness to net capital		0.28: 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See Report of Independent Registered Public Accounting Firm

COMPAK SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2018; and a reconciliation to that calculation is not included herein.

See Report of Independent Registered Public Accounting Firm

COMPAK SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2018

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.

See Report of Independent Registered Public Accounting Firm

Compak Securities Inc
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Compak Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Compak Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Compak Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Compak Securities, Inc. stated that Compak Securities, Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2018, without exception. Compak Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Compak Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 5, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

COMPAK SECURITIES, INC.
MEMBER FINRA & SIPC

Assertions Regarding Exemption Provisions

We, as members of management of (***Compak Securities, Inc.***) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2018.

(***Compak Securities, Inc.***)

By: President

(Name and Title)